190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443

July 7, 2009

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:          Olin Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-1070

Dear Mr. Decker:

On behalf of Olin Corporation (“Olin”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 17, 2009 with respect to the above-referenced filings (the “Comment Letters”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed by the corresponding response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

Comment 1:  Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response 1:  Additional disclosures and other revisions set forth in Olin’s responses to the Staff’s comments will be included in our future filings, including our interim filings, as applicable.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

Critical Accounting Policies and Estimates

Goodwill, page 36

Comment 2:  We note your response to comment 4 of our letter dated May 11, 2009.  It is not clear what consideration you gave to disclosing each of the following items:
•
Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•
How you weight each of the methods used, including the basis for that weighting.  It appears that you use two methods for determining fair value, one of which is based on discounted cash flows while the other is based on comparable company trading multiples;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Please show us in your supplemental response what any revisions will look like.

Response 2:

In response to the first point:

We primarily use a discounted cash flow model (income approach) to calculate the fair value of a reporting unit, which considers forecasted cash flows discounted to present value using factors that consider the timing and risk of these future cash flows.  Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating and cash flow performance. We believe this is particularly important due to the cyclical nature of our Chlor Alkali business. The income approach uses our long-range plan, which is updated annually as part of our planning process and reviewed with our board of directors.  The long-range plan is based on the reporting unit’s five-year projection of operating results and cash flows that is discounted using a weighted-average cost of capital.  We evaluate the inputs used in this model based upon our knowledge and understanding of our business as well as global economic conditions and industry-specific conditions including competition, interest rates, and various other financial and economic indicators.  The weighted-average cost of capital includes factors such as the risk free rate of return, cost of debt and expected equity premiums.   Other significant estimates and assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements.  The long-range plan reflects management judgment, supplemented by independent chemical industry analyses which provide multi-year chlor alkali industry operating and pricing forecasts.  We also corroborate our discounted cash flow analysis by evaluating a market-based approach that considers earnings before interest, taxes, depreciation and amortization (EBITDA) multiples from a representative sample of comparable public companies in the chemical industry.  For companies providing a product or service, the income and market approaches would generally provide the most reliable indications of fair value because fair value of such companies is more dependent on their ability to generate earnings than on the value of the assets used in the production process.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

In response to the second point:

Management has determined the income approach valuation model represents the most appropriate valuation methodology for the fair value of a reporting unit.  We consider the market approach less preferable because there are no stand-alone companies or segments of public reporting entities that exclusively sell products that are identical to, or similar to, those sold by our reporting units.    However, we do use the market approach to assess the reasonableness of the implied fair value of the reporting unit.  As a further indicator that each reporting unit has been valued appropriately by the discounted cash flow valuation model, the aggregate fair value of all reporting units is reconciled to the total market value of Olin.

In response to the third point:

The material assumptions in the discounted cash flow model used to estimate the fair value of each reporting unit include the discount rate, profitability assumptions, terminal growth rate and cyclical nature of our chlor alkali business.  The discount rate reflects a weighted-average cost of capital, which is calculated based on observable market data. Some of these data (such as the risk free rate and the pretax cost of debt) are based on the market data at a point in time. Other data (such as the equity risk premium) are based upon market data over time for a peer group of companies in the chemical manufacturing industry with a market capitalization  premium added, as applicable.

To evaluate the sensitivity of the most recent fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair value of each reporting unit. In these calculations, the estimated fair value of the reporting units exceeded the carrying value of the reporting units by a substantial amount.  We also applied a hypothetical decrease of 100 basis points in our terminal growth rate or an increase of 100 basis points in our weighted-average cost of capital to test the fair value calculation. The estimated fair value of the reporting units derived in these calculations also exceeded our book value by a substantial amount for each of our reporting units.

In response to the fourth point:

When we perform our fiscal 2009 annual valuation analysis in the fourth quarter of 2009, or sooner if circumstances warrant, we will provide the reader with updates on any changes to our methodologies and assumptions in our critical accounting policies.

Disclosure Considerations - In our Annual Report on Form 10-K for the year ended December 31, 2009, we will disclose additional information regarding our critical accounting policies and subjective critical estimates related to goodwill by incorporating all, or part, of the foregoing explanations.  In doing so, we will continue to evaluate our methods, estimates and assumptions, including but not limited to, our valuation approaches and the related weighting of these approaches, the key assumptions used in these approaches and the sensitivity of estimates that are reasonably likely to be subject to change.  Accordingly, we will disclose changes in our estimates, assumptions and methodologies that we deem to be most critical or sensitive at the time of reporting.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

Financial Statements

Notes to the Financial Statements

Pension Plans and Retirement Benefits, page 62

Comment 3:  We note your response to comment 11 of our letter dated May 11, 2009.  The expected rate of return is developed based on the targeted asset allocation policy in effect during the year, long-term expected real returns for each asset class, assumptions on inflation, and assumptions regarding additional return to be realized by asset class based on active management.  The expected rate of return as developed is also tested against the historical returns that would have been realized by a portfolio containing the expected asset mix and the expected rates of return selected by other entities with a similar investment profile.  Please help us better understand how your consideration of these factors led you to determine that your continued use of a 8.5% expected rate of return is appropriate.  Refer to paragraph 5(d)(3) of SFAS 132(R).  In this regard, please address the following:
•
Please address your consideration of each of the above factors as of December 31, 2007 in determining the expected rate of return for 2008.  Your explanation should include how you determined that a 8.5% expected rate of return for 2008 would be appropriate based on your actual and target plan asset allocations as of December 31, 2007.  Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2007; and

•
Please address your consideration of each of the above factors as of December 31, 2008 in determining the expected rate of return for 2009.  Your explanation should include how you determined that a 8.5% expected rate of return for 2009 would be appropriate based on your actual and target plan asset allocations as of December 31, 2008.  Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2008.

Response 3:  The factors used in developing the long-term rate of return for both 2008 (December 31, 2007) and 2009 (December 31, 2008) were the same.  There are three key assumptions.  The first key assumption is the anticipated long-term rate of inflation of 3%, which is based on a 40-50 year forward-looking view.  The 40-50 year time horizon is consistent with the estimated remaining life of the defined benefit pension plan (the “Plan”).  The second key assumption is the future long-term expected rate of return, which is estimated by asset category (U.S. Equities, Non-U.S. Equities, Fixed Income / Cash, Alternative Investments and Absolute Return Strategies).  These rates of return by asset category are calculated in a range, and are also estimated using a 40-50 year forward-looking view.  We corroborate our future expected rate of return assumptions using both the historic benchmark index returns for each asset category and the actual historic returns by asset category earned by Olin.  The historic returns are based on up to 82 years of data.  The third key assumption is the targeted asset allocation.  The targeted asset allocation within the Plan is the same for both 2008 and 2009 and is consistent with a revised policy that was adopted during 2007.  The revised policy reflects structural changes made to the Plan (the closing of the Plan to new entrants and the freezing of the Plan for a majority of the active participants), and changes in the funding status of the Plan to reflect $180 million of voluntary contributions made to the Plan in 2006 and 2007.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

The following table illustrates the changes that have been made to the targeted asset allocation:

Asset category	2006	2007	2008
U.S. Equities	32%	8%	8%
Non-U.S. Equities	16%	8%	8%
Fixed Income/Cash	20%	56%	56%
Alternative Investments	12%	8%	8%
Absolute Return Strategies	20%	20%	20%

The following table illustrates the calculation of the expected rate of return for 2008 and 2009 and the comparison of the expected rate of return for the targeted asset allocation to the historic rate of return for that asset allocation:

	Target	Expected Rate of Return (Range)		Component of Long-term Rate of Return(1)		Historic Return(2)
Asset category	Allocation	Low	High	Low	High	Return	Component
U.S. Equities	8%	9%	13%	0.7%	1.0%	11.0%	0.9%
Non-U.S. Equities	8%	10%	14%	0.8%	1.1%	12.4%	1.0%
Fixed Income/Cash	56%	5%	9%	2.8%	5.0%	8.3%	4.6%
Alternative Investments	8%	5%	15%	0.4%	1.2%	9.3%	0.7%
Absolute Return Strategies	20%	8%	12%	1.6%	2.4%	8.6%	1.7%
Range of expected return				6.3%	10.7%

Mid-point/Average					8.5%		8.9%

(1)	The component of long-term rate of return reflects the targeted asset allocation percentage multiplied by the expected rate of return for that asset category.

(2)
Historic return reflects return by asset category multiplied by the current targeted allocation percentage for that asset category.  The historic returns are based on both the historic benchmark index returns for each asset category and the actual historic returns by asset category earned by Olin.  The historic returns are based on up to 82 years of data.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

Comment 4:  Please address the above comments in your interim filings as well.

Response 4:  We respectfully advise the Staff that we will address the preceding comments consistent with our responses in future filings, including future Forms 10-Q to the extent applicable.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

Management’s Discussion and Analysis

Outlook, page 20

Comment 5:  We note your response to comment 15 of our letter dated May 11, 2009.  Please also advise as to what consideration you gave as to whether additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to the recoverability of your assets.  Detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  You should consider providing additional quantitative disclosures related to each type of potential impairment charge, including charges related to inventory, property, plant and equipment, and goodwill.  Please consider disclosing whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired.  For example, you should discuss if prices have also declined for any of the items held in your inventory.  Please show us in your supplemental response what any revisions will look like.

Response 5:  The Outlook section in our March 31, 2009 Form 10-Q described the continuation of a weak chlor alkali demand environment and our expectation that ECU netbacks in our system would decline over the course of 2009.  The first three risk factors included in our March 31, 2009 Form 10-Q identify factors that could negatively impact the Chlor Alkali business:  1) sensitivity to economic, business, and market conditions in the United States and overseas, or a downturn in the sectors served by us, such as ammunition, housing, vinyls and pulp and paper, and the migration by United States customers to low-cost foreign locations markets served by us; 2) the cyclical nature of our operating results particularly declines in average selling prices in the chlor alkali industry and the supply/demand balance for our products, including the impact of excess industry capacity or an imbalance in demand for our chlor alkali products; and 3) economic and industry downturns that result in diminished product demand and excess manufacturing capacity in any of our segments and that, in many cases, result in lower selling prices and profits.  These three risk factors are discussed in detail in Olin’s Form 10-K in the “Risk Factors” section.  We believe these are the appropriate locations to discuss the risk factors and note that the requirement to disclose risk factors in periodic reports post-dated SEC Release 33-8350, which discusses inclusions of risks in the MD&A.  We also note the SEC staff’s preference as mentioned in its plain English principles and guidelines to avoid repetitive disclosure (Plain English Handbook (August 1998), page 12).

We recognize our obligation to disclose information regarding current trends and uncertainties.  As a result, we have identified the cyclical nature of the chlor alkali business in the Outlook section (also discussed in the liquidity section) and the current declines in demand and pricing are consistent with a normal chlor alkali cycle.  While the length of this downturn in demand and pricing is unknown (thus the inclusion of the risk factors mentioned above), as disclosed in our 2008 Form 10-K, the Chlor Alkali Products segment earnings in 2008 were at record levels, and ECU netbacks in the first quarter of 2009 were also at record levels.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

Declines from these record levels are both expected and not unusual.  Based on these factors, an impairment of assets in any asset category is currently reasonably unlikely.  As we point out in our response to comment #2, we primarily use a discounted cash flow model to provide fair values of a reporting unit, which we believe is appropriate because it captures the cyclicality inherent to the Chlor Alkali business.  At this time, no factors have been identified which might indicate that the declines in demand and pricing will be of a magnitude and duration sufficient to trigger an impairment of any asset.  In fact, our chlor alkali inventory is valued on a LIFO basis.  These LIFO layers are valued at levels well below current manufacturing costs and considerably below the current market value, reducing the likelihood of inventory impairment through lower of cost or market considerations.

We respectfully submit that, in the event the difference between the fair value of the asset amounts and the actual asset amounts becomes sufficiently small that the potential for Olin to record an impairment charge is likely at some point in the foreseeable future, Olin will provide additional quantitative disclosures related to each type of potential impairment charge, including charges related to inventory, property, plant and equipment, and goodwill, as applicable, at that time.

Liquidity and Other Financing Arrangements, page 23

Comment 6:  We note your response to comment 17 of our letter dated May 11, 2009.  You believe that you have addressed the significant changes in your sources and uses of cash.  In addition to discussing the significant changes in your sources and uses of cash, please also discuss how you determined that your sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis in light of these changes.  Please also disclose if you expect any alternative sources of funding to be available in the future.  For example, you should address your consideration of the 184% increase in net cash used in operating activities during the three months ended March 31, 2009 compared to the three months ended March 31, 2008 and the continued weakening chlor alkali demand.  Please show us in your supplemental response what any revisions will look like.

Response 6:  The primary driver of short-term liquidity and short-term liquidity needs is the seasonal nature of both our Chlor Alkali and Winchester businesses.  In a normal year, our Winchester business experiences an increase in both receivables and inventory during the first two quarters of the year.  These increases reflect a build-up in advance of the peak customer buying period, the third quarter, which coincides with the primary hunting season.  Certain sectors of our Chlor Alkali business are also seasonal including sales to the vinyls industry, which is driven by the level of construction activity and, therefore, stronger in the second and third quarters, and the bleach business, which is driven by water treatment, which is temperature sensitive, and, therefore, also stronger in the second and third quarters.  These factors result in a significant, but consistent use of cash to fund working capital during the first two quarters of each year, which is typically followed by reduction of working capital in the third and fourth quarters, all other factors being equal.  The normal seasonal change in working capital ranges from $50 million to $100 million depending on sales volumes and selling prices.  The 184% increase in cash used in operating activities during the three months ended March 31, 2009 compared to the three months ended March 31, 2008 reflects a normal seasonal pattern, which has been amplified by strong demand in our Winchester business.  In future filings, we will expand the discussion on the impact of seasonality to include the following (new language in bold face print):

“Cash flow from operations is variable as a result of both the seasonal and cyclical nature of our operating results, which have been affected by seasonal and economic cycles in many of the industries we serve, such as vinyls, urethanes, bleach, ammunition, and pulp and paper.  The seasonality of the ammunition business, which is typically driven by the fall hunting season, and the seasonality of the vinyls and bleach business, which are stronger in periods of warmer weather, typically cause working capital to fluctuate between $50 million to $100 million over the course of the year.”

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

          In our prior response dated June 11, 2009, we stated that in future filings, Olin would reiterate comments in the “Liquidity and Other Financing Arrangements” section and specifically address year-over-year changes in net cash used/generated by year-to-date activities.  The following is a draft of this additional disclosure using the March 31, 2009 disclosure as a template (changes in bold face print):

Our principal sources of liquidity are from cash and cash equivalents, cash flow from operations, and short-term borrowings under our senior revolving credit facility and borrowings under our accounts receivable securitization facility (Accounts Receivable Facility). Historically, we also have had access to the debt and equity markets.

Cash flow from operations is variable as a result of both the seasonal and the cyclical nature of our operating results, which have been affected by seasonal and economic cycles in many of the industries we serve, such as vinyls, urethanes, bleach, ammunition, and pulp and paper.  The seasonality of the ammunition business, which is typically driven by the fall hunting season, and the seasonality of the vinyls and bleach business, which are stronger in periods of warmer weather, typically cause working capital to fluctuate between $50 million to $100 million over the course of the year.  Cash flow from operations is also affected by changes in ECU selling prices caused by changes in the supply/demand balance of chlorine and caustic, resulting in the chlor alkali business having significant leverage on our earnings and cash flow. For example, assuming all other costs remain constant and internal consumption remains approximately the same, a $10 per ECU selling price change equates to an approximate $17 million annual change in our revenues and pretax profit when we are operating at full capacity.

For the three months ended March 31, 2009, cash used for operating activities increased by $17.7 million from 2008 primarily due to increased working capital.  For the three months ended March 31, 2009, working capital increased $88.7 million compared with an increase of $62.2 million in 2008.  Receivables increased from December 31, 2008 by $3.4 million.  Our days sales outstanding decreased by approximately one day from prior year.  Inventories increased from December 31, 2008 by $35.1 million primarily due to a seasonal increase in Winchester and Chlor Alkali Products and higher caustic soda inventory.  Accounts payable and accrued liabilities decreased by $46.3 million primarily due to timing of payments and a $20.6 million payment for the final settlement of working capital on the sale of the Metals business, which was consistent with the estimated working capital adjustment we anticipated from the transaction.  The three months ended March 31, 2009 also included a contribution to our foreign pension plan of $1.0 million.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
July 7, 2009

Capital spending of $49.8 million for the three months ended March 31, 2009 was $26.7 million higher than in the corresponding period in 2008.  The higher capital spending was primarily due to an increase in spending of $19.9 million for the St. Gabriel, LA facility conversion and expansion project.  For the total year, we expect our capital spending to be approximately $135 million to $140 million.  Approximately half of our 2009 spending will be related to the St. Gabriel, LA conversion and expansion project.  We expect depreciation to be in the $80 million range for full-year 2009.

The cash usage for the three months ended March 31, 2009, reflects both the normal seasonal growth in working capital, one-time items mentioned above, and capital spending associated with an ongoing conversion and expansion project at our St. Gabriel, LA facility. Based on these factors, we believe the March 31, 2009 cash balance of $168.6 million, and the availability of approximately $300 million of liquidity from our senior revolving credit facility and our Accounts Receivable Facility is sufficient liquidity to meet the short-term and long-term needs of the business.  Additionally, we believe that we have access to the debt and equity markets.

Please direct any questions or comments to me at (314) 480-1405.

Very truly yours,

/s/ John E. Fischer

John E. Fischer
Vice President and Chief Financial Officer

O L I N  C O R P O R A T I O N